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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            SOFTQUAD SOFTWARE, LTD.
                            -----------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                    83402G104
                                    ---------
                                 (CUSIP Number)


                                  MARCH 2, 2000
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         |X| Rule 13d-1(c)

         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 83402G104                   13G

--------------------------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                       VC ADVANTAGE LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                                     (b) [X]
--------------------------------------------------------------------------------
        3         SEC USE ONLY


--------------------------------------------------------------------------------
        4         CITIZENSHIP OR PLACE OF ORGANIZATION

                       ONTARIO, CANADA
--------------------------------------------------------------------------------
          NUMBER OF                       5   SOLE VOTING POWER
            SHARES
         BENEFICIALLY                            1,599,781 SHARES
            OWNED                         --------------------------------------
           BY EACH                        6   SHARED VOTING POWER
       REPORTING PERSON
             WITH                                0 SHARES
                                          --------------------------------------
                                          7   SOLE DISPOSITIVE POWER

                                                 1,599,781 SHARES
                                          --------------------------------------
                                          8   SHARED DISPOSITIVE POWER

                                                 0 SHARES
--------------------------------------------------------------------------------
        9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,599,781 SHARES
--------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES                         [X]
--------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                     9.9%
--------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON

                     PN
--------------------------------------------------------------------------------



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CUSIP NO. 83402G104                   13G

--------------------------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           THOMSON KERNAGHAN & CO. LIMITED

--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                                     (b) [X]
--------------------------------------------------------------------------------
        3         SEC USE ONLY


--------------------------------------------------------------------------------
        4         CITIZENSHIP OR PLACE OF ORGANIZATION

                            ONTARIO, CANADA
--------------------------------------------------------------------------------
          NUMBER OF                       5   SOLE VOTING POWER
            SHARES
         BENEFICIALLY                            883,377 SHARES
            OWNED                         --------------------------------------
           BY EACH                        6   SHARED VOTING POWER
       REPORTING PERSON
             WITH                                0 SHARES
                                          --------------------------------------
                                          7   SOLE DISPOSITIVE POWER

                                                 883,377 SHARES
                                          --------------------------------------
                                          8   SHARED DISPOSITIVE POWER

                                                 0 SHARES
--------------------------------------------------------------------------------
        9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,599,781 SHARES
--------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES                        [X]
--------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  9.9%
--------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------



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CUSIP NO. 83402G104                   13G

--------------------------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           CALP II LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                                     (b) [X]
--------------------------------------------------------------------------------
        3         SEC USE ONLY


--------------------------------------------------------------------------------
        4         CITIZENSHIP OR PLACE OF ORGANIZATION

                            BERMUDA
--------------------------------------------------------------------------------
          NUMBER OF                       5   SOLE VOTING POWER
           SHARES
         BENEFICIALLY                            137,133 SHARES
            OWNED                         -------------------------------------
           BY EACH                        6   SHARED VOTING POWER
       REPORTING PERSON
            WITH                                 0 SHARES
                                          -------------------------------------
                                          7   SOLE DISPOSITIVE POWER

                                                 137,133 SHARES
                                          --------------------------------------
                                          8    SHARED DISPOSITIVE POWER

                                                 0 SHARES
--------------------------------------------------------------------------------
        9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,599,781 SHARES
--------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES                             [X]
--------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     9.9%
--------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON

                     OO
--------------------------------------------------------------------------------



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Item 1(a)         NAME OF ISSUER:

                  SoftQuad Software, Ltd.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  161 Eglinton Avenue East, Suite 400
                  Toronto, Ontario M4P 1J5, Canada

Item 2(a)         NAMES OF PERSONS FILING:

                  VC Advantage Limited Partnership
                  Thomson Kernaghan & Co. Limited
                  CALP II Limited Partnership

                  This Schedule 13G is jointly filed on behalf of the above-named persons.

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  VC Advantage Limited Partnership
                  365 Bay Street, Tenth Floor
                  Toronto, Ontario M5H 2V2
                  Canada

                  Thomson Kernaghan & Co. Limited
                  365 Bay Street, Tenth Floor
                  Toronto, Ontario M5H 2V2
                  Canada

                  CALP II Limited Partnership
                  c/o Form Fund Services
                  Washington Mall, 3rd Floor
                  Hamilton HM11, Bermuda

Item 2(c)         CITIZENSHIP:

                  VC Advantage Limited Partnership: Canada
                  Thomson Kernaghan & Co. Limited: Canada
                  CALP II Limited Partnership: Bermuda

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.001 par value (the "Common Stock")

Item 2(e)         CUSIP NUMBER:

                  83402G104

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.



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Item 4           OWNERSHIP:

                 Two executive officers of Thomson Kernaghan & Co. Limited ("Thomson Kernaghan") (including its Chairman) also are executive officers of the general partner of VC Advantage Limited Partnership ("VC Advantage") and the general partner of CALP II Limited Partnership ("CALP II"). Accordingly, Thomson Kernaghan, VC Advantage and CALP II may be considered a group that beneficially owns all of the shares beneficially owned by any of them. Under an agreement with the Issuer (the "Conversion Cap Agreement"), Thomson Kernaghan, VC Advantage and CALP II agreed not to have the right to convert any preferred stock or exercise any warrant or special warrant if, after having given effect to the conversion or exercise, all of the considered as a group would be deemed to beneficially own more than 9.9% of the then outstanding common stock. If not for the Conversion Cap Agreement, Thomson Kernaghan, VC Advantage and CALP II, considered as a group, would beneficially own 5,285,715 shares of the Issuer's common stock, including 1,806,738 shares of common stock issuable upon conversion of preferred stock, 91,422 shares of common stock issuable upon exercise of special warrants and 1,787,777 shares of common stock issuable upon exercise of warrants.

                 VC Advantage Limited Partnership:

                 (a) Amount Beneficially Owned: 1,599,781 shares

                 (b) Percent of Class: 9.9%

                 (c)      (i)      Sole Voting Power: 1,599,781 shares

                          (ii)     Shared Voting Power: 0 shares

                          (iii)    Sole Dispositive Power: 1,599,781 shares

                          (iv)     Shared Dispositive Power: 0 shares

                 Thomson Kernaghan & Co. Limited:

                 (a) Amount Beneficially Owned: 1,599,781 shares

                 (b) Percent of Class: 9.9%

                 (c)      (i)      Sole Voting Power: 883,377 shares

                          (ii)     Shared Voting Power: 0 shares

                          (iii)    Sole Dispositive Power: 883,377 shares

                          (iv)     Shared Dispositive Power: 0 shares

                 CALP II Limited Partnership:

                 (a) Amount Beneficially Owned: 1,599,781 shares

                 (b) Percent of Class: 9.9%

                 (c)      (i)      Sole Voting Power: 137,133 shares

                          (ii)     Shared Voting Power: 0 shares

                          (iii)    Sole Dispositive Power: 137,133 shares

                          (iv)     Shared Dispositive Power: 0 shares

Item 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not applicable.

Item 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 Not applicable.

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Item 7           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                 ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                 COMPANY:

                 Not applicable.

Item 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 Not applicable.

Item 9           NOTICE OF DISSOLUTION OF GROUP:

                 Not applicable.

Item 10          CERTIFICATION:

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.



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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated August 30, 2000

                             VC ADVANTAGE LIMITED PARTNERSHIP
                             By VC Advantage Limited, General Partner,


                             By  /s/ Mark E. Valentine
                                 ---------------------------------------
                                       Mark E. Valentine, President


                             THOMSON KERNAGHAN & CO. LIMITED


                             By  /s/ Mark E. Valentine
                                 ---------------------------------------
                                       Mark E. Valentine, Chairman

                             CALP II LIMITED PARTNERSHIP
                             By VMH Investment Management Ltd.


                             By  /s/ Mark E. Valentine
                                 ---------------------------------------
                                       Mark E. Valentine, President




Exhibit: Agreement for Joint Filing Pursuant to Rule 13d-1(k)(1) under the Securities Act of 1934



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                                EXHIBIT INDEX


                          Agreement for Joint Filing